Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[redacted]

04030756

9 June 2004

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 JUN 17 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

1. Shares repurchased between 27th May to 2nd June 2004.
2. AGM Statement.
3. Substantial Shareholder Notification – Fidelity.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

[82-5162]

Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Shares
Released	17:33 27 May 2004
Number	1800Z

RNS Number:1800Z
Michael Page International PLC
27 May 2004

Purchase of own shares

The Company purchased for cancellation on 27th May 2004 60,000 ordinary shares at a price of 166.06 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 357,602,799 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	07:00 1 Jun 2004
Number	2378Z

RNS Number:2378Z
Michael Page International PLC
28 May 2004

Michael Page International plc
28th May 2004

Purchase of own shares

The Company purchased for cancellation on 28th May 2004 400,000 ordinary shares at a price of 168.78 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 357,202,799 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:22 1 Jun 2004
Number	3007Z

RNS Number:3007Z
Michael Page International PLC
1 June 2004

Purchase of own shares

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 570,000 of its Ordinary shares of 1 pence each ("shares") on 1 June 2004 at a price of 170 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 570,000 of its shares in Treasury and has 356,632,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of own shares
Released	15:23 2 Jun 2004
Number	3384Z

RNS Number:3384Z
Michael Page International PLC
02 June 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 1,970,000 of its Ordinary shares of 1 pence each ("shares") on 2 June 2004 at a price of 170 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 2,540,000 of its shares in Treasury and has 354,662,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Michael Page International plc announces that at today's Annual General Meeting all resolutions were passed by shareholders.

The result of the proxy voting on each Resolution was as follows:

	Resolution	Total votes for *	% of vote	Total votes against	% of vote	Total votes cast	Votes withheld **
1.	Report and Accounts	262,256,889	99.73	709,845	0.27	262,966,734	1,603,359
2.	Dividend	264,528,993	100	0	0.00	264,528,993	41,100
3.	Re-elect R. Lourey	263,320,172	99.86	370,550	0.14	263,690,722	879,371
4.	Re-elect S.J. Box	257,754,978	97.75	5,935,744	2.25	263,690,722	879,371
5.	Re-elect S.P. Burke	264,158,243	99.86	370,400	0.14	264,528,643	41,450
6.	Re-elect C-H Dumon	264,158,043	99.86	370,600	0.14	264,528,643	41,450
7.	Remuneration report	252,858,171	96.03	10,460,117	3.97	263,318,288	1,251,805
8.	Re-appoint auditors	262,015,418	99.83	459,000	0.17	262,474,418	2,095,675
9.	Allotment of shares	216,419,453	81.81	48,109,540	18.19	264,528,993	41,100
10.	Disapplication of pre-emption rights	264,527,843	100	1,150	0.00	264,528,993	41,100
11.	Purchase of own shares	264,522,193	100	6,800	0.00	264,528,993	41,100

* Includes discretionary votes
** A vote withheld has no legal effect and is not counted in the votes "For" and "Against" the resolution.
Issued share capital is 357,662,799 (after recent share repurchases and their subsequent cancellation)

The company will provide a second quarter trading update on 6 July 2004 and will announce interim results on 16 August 2004.

Enquiries:

Michael Page International plc
Terry Benson Chief Executive 020 7269 2205
Stephen Puckett Group Finance Director

Financial Dynamics
Richard Mountain 020 7269 7291

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:18 28 May 2004
Number	2350Z

RNS Number:2350Z
Michael Page International PLC
28 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

2,799,151

8) Percentage of issued Class

0.78%

9) Class of security

ORDINARY SHARES

10) Date of transaction

26 MAY 2004

11) Date company informed

28 MAY 2004

12) Total holding following this notification

13,840,240

13) Total percentage holding of issued class following this notification

3.87%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE
01932 264 142

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 MAY 2004

Amendment #11

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment # 11

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	1,235,479	FISL	Clydesdale Bank (Head Office) Nominees Limited
	11,549,590	FIL	HSBC Client Holdings Nominee (UK) Limited
	128,563	FIL	Chase Manhattan Bank London
	81,732	FIL	Chase Nominees Ltd
	844,876	FIL	Mellon Bank
Total Ordinary Shares:	13,840,240		

This information is provided by RNS
The company news service from the London Stock Exchange

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